Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

December 10, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica ETF Trust (the “Registrant”)
(File Nos. 033-216648; 811-23237)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-18-297670) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on October 11, 2018. The purpose of the Amendment is to update the underlying index, primary benchmark index, product name, principal investment strategies and corresponding risks of the DeltaShares S&P Emerging Plus & Managed Risk ETF (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant on November 26, 2018.

The Registrant acknowledges that all comments to the Fund’s summary sections also generally apply to the disclosure with respect to the section titled “More on The Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in The Fund,” as applicable. Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

General Prospectus Comments:

1.	Cover: If this Fund has been sold to the public under the prior name, please provide the Fund’s prior name in a parenthetical.

Response: The Registrant confirms that the Fund was not sold to the public under the prior name.

2.

Principal Investment Strategy: The Staff notes that the Fund’s new name requires an 80% policy in emerging markets equity securities. Please revise the Fund’s investment strategy to be consistent with the Fund’s new name, DeltaShares S&P Emerging Markets Managed Risk ETF.

Response: In response to the Staff’s comment, the Registrant has changed the Fund’s name to DeltaShares® S&P EM 100 & Managed Risk ETF.

3.

Principal Investment Strategy: Please consider whether the information in the first sentence of the fourth paragraph of “The Fund’s Principal Investment Strategy” section is redundant with the disclosure in the second paragraph of this section.

Response: The Registrant has revised the second paragraph as follows:

The Underlying Index is designed to simulate, through a rules based methodology, a dynamic portfolio with the aim of both managing the volatility of the Underlying Index and limiting losses from the Underlying Index’s equity exposure due to severe sustained market declines. The Underlying Index seeks to achieve these objectives by allocating weightings among the S&P EM 100 Index (the “Equity Index”), the S&P U.S. Treasury Bond Current 5-Year Index (the “Treasury Bond Index”) and the S&P U.S. Treasury Bill 0-3 Month Index (the “T-Bill Index”) (collectively, the “Constituent Indices”). The Equity Index measures the performance of approximately 100 of the largest and most liquid companies from the emerging markets plus Korea. As of June 29, 2018, the market capitalizations of companies included in the Equity Index were between $3.6 billion and $145.3 billion. The Treasury Bond Index measures the performance of the most recently issued 5-year U.S. Treasury note or bond. The T-Bill Index measures the performance of U.S. Treasury bills maturing in 0 to 3 months. The weight of each Constituent Index may vary from 0% to 100% of the Underlying Index, and the sum of their weights will equal 100%. To the extent the Underlying Index is allocated to the Equity Index, at least 80% of the Equity Index sleeve of the fund’s portfolio will be invested in emerging market securities. The Underlying Index rebalances on a daily basis. Depending on the allocation among the Constituent Indices, the Underlying Index expects to include between 1 and 120 securities.

4.	Principal Investment Strategy: Please specify the circumstances when the Fund will follow a sampling strategy.

Response: The Registrant has revised the fourth paragraph as follows:

Under normal circumstances, in seeking to track the performance of the Underlying Index, the fund uses a replication strategy, which means the fund invests in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index. The fund may also employ a sampling strategy when determined by the Sub-Adviser to be in the best interest of the Fund in pursuing its objective. A sampling strategy means that the fund purchases a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The quantity of holdings in the fund will be based on a number of factors, including asset size of the fund.

In addition, the Registrant notes the following disclosure is included in the “More on the Fund’s Strategies and Investments” section:

The Sub-Adviser may utilize a sampling strategy when a replication strategy might be detrimental to the fund’s shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains component securities too numerous to efficiently purchase or sell; or, in certain instances, when a component security becomes temporarily illiquid, unavailable or less liquid.

5.	Principal Risks: Please update the Geographic Focus risk disclosure if the Equity Index will no longer focus on China and South Korea.

Response: The Registrant confirms that the Equity Index will continue to focus on China and South Korea among other countries.

6.	Performance: Please confirm supplementally to the Staff the broad based index that the fund will use as its primary benchmark index.

Response: The Registrant confirms that the broad-based index that will be used as the Fund’s primary benchmark index is the S&P EM 100 (USD) TR.

7.	More on Risks of Investing in the Fund: Please update the Geographic Focus risk disclosure if the Equity Index will no longer focus on China and South Korea.

Response: Please see the Registrant’s response to Comment 5.

SAI Comments

8.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “[f]or purposes of determining compliance with its concentration policy, each fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests” to consider the holdings of unaffiliated investment companies to the extent the Fund has sufficient information after reasonable inquiry. The staff notes that funds need to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

9.

Additional Information about Fundamental Investment Policies: Please revise the sentence, “The funds have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” The Staff is uncertain if this sentence means that the Fund is going to count securities issued by a foreign government as an industry, notwithstanding the sentence earlier in the paragraph regarding domicile (“There also will be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy.”).

Response: The Registrant has revised the sentence in question as follows:

The funds have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration, and the funds apply the concentration limits consistent with this staff position.

Please call 727-299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan

Senior Counsel

Transamerica Asset Management, Inc.

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